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                                June 22, 2022

       Adam Hershey
       Chief Executive Officer
       General Cannabis Corp
       1901 S. Navajo Street
       Denver, Colorado 80223

                                                        Re: General Cannabis
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 25,
2022
                                                            Form 8-K/A Filed
March 15, 2022
                                                            File No. 0-54457

       Dear Mr. Hershey:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Goodwill and Intangibles, page 30

   1.                                                   Please provide
information for investors to assess the probability of future goodwill impairment charges. For
example, please disclose whether any of your reporting units are at risk of failing the
quantitative impairment test or that the fair value of each of your reporting units is
substantially in excess of its carrying value and is not at risk of failing.
                                                        If a reporting unit is
at risk of failing, you should disclose:

                                                              the percentage by
which fair value exceeded carrying value at the date of the most recent test;
 Adam Hershey
FirstName  LastNameAdam  Hershey
General Cannabis Corp
Comapany
June       NameGeneral Cannabis Corp
     22, 2022
June 22,
Page 2 2022 Page 2
FirstName LastName
                the amount of goodwill allocated to the reporting unit;

                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

                a discussion of the degree of uncertainty associated with the assumptions; and

                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(b)(3) of Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 40

2. Please revise to present "Loss on impairment of assets" as an operating expense in your calculation of "Operating loss."
Note 2. Acquisitions, page 51

3. For each acquisition please disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Refer to ASC 805-30-50-1a.
Item 9A. Controls and Procedures, page 74

4. Please amend to include management's annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.
Form 8-K/A Filed March 15, 2022

Exhibits 99.1 and 99.2, page 1

5. Please tell us why only one year of audited financial statements is provided for both acquisitions.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adam Hershey
General Cannabis Corp
June 22, 2022
Page 3

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 with any questions.



                                                      Sincerely,
FirstName LastNameAdam Hershey
                                                      Division of Corporation
Finance
Comapany NameGeneral Cannabis Corp
                                                      Office of Trade &
Services
June 22, 2022 Page 3
cc:       David Fishkin, General Counsel
FirstName LastName